82.2280

WOODSIDE
AUSTRALIAN ENERGY

03 September 2002

02 OCT 22 AM 9:03

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

02055488

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- Drilling Report: Mauritania PSC B Chinguetti-4-2, lodged with the Australian Stock Exchange on 3 September 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL
P

ANTHONY NIARDONE
Assistant Company Secretary

dlw 10/28

03 September 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC B
Chinguetti-4-2

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that on 3 September a production test of the Chinguetti-4-2 step-out exploration well had been completed over the first of two zones within the primary reservoir interval.

The production test flowed at a maximum rate of 1560 barrels of oil and 650 Mscf of gas per day through a 30/64 inch choke, constrained by sand production.

Sand inflow from reservoirs can be controlled. In the case of a development, appropriately designed and completed production wells should be capable of achieving significantly higher flow rates.

Current operations are recovering the test string and making preparations to production test the second test zone.

Participants in the Area B PSC are as follows:

	%
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary